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DD 11/29

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-66898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 10/01/11 and ending 09/30/12

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Versant Partners USA, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1100 Boulevard Rene-Levesque West, Suite 1310
(No. and Street)

Montreal, Quebec, Canada (City) (State) H3B 4N4 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Dan Beaton (603) 379-2478
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook (City) Illinois (State) 60523 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 12/17

OATH OR AFFIRMATION

I, **Michael Jams**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Versant Partners USA, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

President
Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERSANT PARTNERS USA, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2012


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Versant Partners USA, Inc.

We have audited the accompanying statement of financial condition of Versant Partners USA, Inc. as of September 30, 2012 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Versant Partners USA, Inc. as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
November 19, 2012

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

VERSANT PARTNERS USA, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2012

ASSETS

Cash and cash equivalents	$ 98,183
Due from broker	164,700
Other assets	6,259
TOTAL ASSETS	$ 269,142

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 22,677
Due to broker	1,543
Payable to affiliate	28,602
Total Liabilities	$ 52,822
Shareholder's Equity	
Common stock	$ 185,000
Additional paid in capital	115,000
Retained earnings (deficit)	(83,680)
Total Shareholder's Equity	$ 216,320
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 269,142

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of Versant Partners, Inc., was incorporated on November 18, 2004 under the provisions of the Canada Business Corporations Act, with its head office in Montreal, Quebec, Canada. In the United States of America the Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal source of revenue is derived from the sale of securities to U.S. residents.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

The Company's business has been transacted in U.S. dollars and, accordingly, the financial statements have been measured and expressed in that currency.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent Events - The Company has adopted the subsequent events topic. This topic establishes principles and requirements for identifying, recognizing and disclosing subsequent events. It also requires that an entity identify the type of subsequent event as either recognized or unrecognized and disclose the date through which the entity has evaluated subsequent events.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities, the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

VERSANT PARTNERS USA, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2012

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. Accounts payable, and accrued expenses and related party liabilities have been recorded at their net realizable value. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2012 the Company's net capital and required net capital were $209,536 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 25%.

NOTE 4 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Versant Partners, Inc., a Canadian owned and regulated investment dealer (hereafter referred to as "the Parent").

Pursuant to a written agreement entered into with the Parent, the Company has agreed to pay the Parent for certain overhead and operating expenses. Payments made during the year pursuant to this agreement, which total $23,667, are allocated as follows, on the statement of income:

Commissions	$ 11,628
Occupancy	4,324
Communications	3,302
Other operating expenses	4,413
	$ 23,667

NOTE 5 - INCOME TAXES

The Company files its own federal and provincial income tax returns. For Canadian tax purposes, the Company files a stand-alone tax return.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2006.

NOTE 6 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company may enter into various transactions on behalf of its customers involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when issued basis (when-issued securities). These financial instruments are used to meet the needs of customers and may be subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflects the volume and activity and does not reflect the amount of risk. The credit risk for when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

NOTE 6 - OFF BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

In order to facilitate the aforementioned transactions, as well as other securities transactions, the Company has entered into an agreement with a broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is required to indemnify the Clearing Broker/dealer for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event a customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

To secure the payment of any amount due under this indemnity, the Company is required to maintain a minimum escrowed deposit of $100,000 with the carrying broker. This deposit is included in due from broker. In addition, pursuant to the agreement between the Company and the Clearing Brocker/dealer, the Company is required to maintain a minimum net capital as calculated in accordance with Rule 15c3-1 under the Exchange act of at least $150,000. For regulatory purposes, the Company is required to maintain a minimum net capital as calculated in accordance with Rule 15c3-1 under the Exchange act of at least $100,000.

VERSANT PARTNERS USA, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2012

NOTE 7 - CAPITAL STOCK

Although, subject to certain exceptions, the Company is not permitted to have more than fifty shareholders. It is authorized to issue an unlimited amount of shares of the following ten classes of stock:

Class A, B, C and D shares are entitled to vote and, subject to certain restrictions, allowed to participate in dividends.

Class E shares have the right to vote, but are not allowed to participate in dividends. However, they have reimbursement preferences in the event of a dissolution or liquidation.

Class F, G, H and I shares are non-voting, but have the right to receive a monthly non-cumulative preferential dividend, when such dividends are declared, as stated in the articles of incorporation (the articles). Both the holder of these shares and the Company have the right to demand their redemption, subject to the terms of the articles. These shares also have reimbursement preferences in the event of a dissolution or liquidation.

Class J shares are non-voting, and have no right to dividends. Both the holder of these shares and the Company have the right to demand their redemption, subject to the terms of the articles. These shares also have reimbursement preferences in the event of a dissolution or liquidation.

There were 185,000 issued and outstanding Class A shares at September 30, 2012. $185,000 USD was assigned as their value. They were the only issued and outstanding shares at that time and all were owned by Versant Partners, Inc.

The transfer of all the aforementioned shares is restricted and their distribution to the public is prohibited.

NOTE 8 - OTHER INFORMATION

Pursuant to an Agreement dated June 28, 2012, the essence of the Versant Partners Inc. and the Company was sold to an unrelated broker dealer.